Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the First Meeting of the Sixth Session of the Board of Supervisors of

China Life Insurance Company Limited

The first meeting (the “Meeting”) of the sixth session of the Board of Supervisors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on July 20, 2018 at the conference room located at A16 of China Life Plaza in Beijing. The supervisors were notified of the Meeting by way of a written notice dated July 17, 2018. All of the five supervisors of the Company attended the Meeting. Jia Yuzeng, Shi Xiangming, Luo Zhaohui, Song Ping and Huang Xin, supervisors of the Company, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Supervisors of the Company.

Supervisor Shi Xiangming presided the review of the Proposal on the Election of Mr. Jia Yuzeng as the Chairman of the Sixth Session of the Board of the Company. Jia Yuzeng, as the elected chairman of the Board, presided the review of other proposals at the Meeting. The supervisors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on the Election of Mr. Jia Yuzeng as the Chairman of the Sixth Session of the Board of Supervisors of the Company

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal on Conducting Audit on the Senior Management of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

July 20, 2018